

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois 60015

> **Re:** **Discover Financial Services**
> **Form 10-K**
> **Filed January 26, 2011**
> **File No. 001-33378**

Dear Mr. Nelms:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 47

Reconciliations of GAAP to As Adjusted Data, page 48

1. Your introduction to this section appears to state that you are presenting "as adjusted" information as a result of adopting SFAS 166 and 167; however, you disclose in the bulleted information presented on page 48 that you are also adjusting to exclude the outcome of litigation and the interest charge related to the special dividend paid to Morgan Stanley from your historical operations. Please revise to clarify that those adjustments are not related to the adoption of SFAS 166 and 167 and label all "as adjusted" information as non-GAAP.

2. Please tell us why you elected to present all of these metrics and tables, including full non-GAAP income statements on a non-GAAP basis, instead of electing to retrospectively adopt ASC 810-10 (SFAS 167).

Note 3 – Summary of Significant Accounting Policies, page 97

Allowance for Loan Losses, page 98

3. We note that you have a significant credit card portfolio and that as of November 30, 2010 you had $260.3 million of average recorded investment in credit card loans for borrowers enrolled in a credit card modification program which are considered to be troubled debt restructurings (TDRs). Please tell us whether any of your credit card loan agreements have provisions where the interest rate on the credit card loan is automatically increased due to non-payment, late-payment, or similar events. If so, tell us how you determined the effective interest rate of the loan existing at the origination or acquisition of the loan at the time of the TDR for purposes of measuring the amount of the impairment. For example, tell us whether for purposes of this calculation you assumed the interest rate existing at the origination was the original rate, prior to being increased for any events of default/late payment, or the rate immediately in effect prior to the modification. Additionally, please ensure you have transparent disclosure of your policy in future filings.

Note 6 – Loan Receivables, page 108

4. We note your disclosure on page 102 that you continue to accrue interest on fees and loan receivables until the loans are paid or charged-off, except in instances of customer bankruptcy, death or fraud, as well as your disclosure that you consider uncollectible interest and fee revenues in assessing the adequacy of the allowance for loan losses. We further note your disclosure on page 110 that net charge-offs of *principal* are recorded against the allowance for loan losses, and then your supplemental disclosure of the amount of net charge-offs of interest and fee revenues on credit card loans. Please clarify whether your allowance for loan loss includes any interest or fee revenues that are not expected to be collected, or whether the amounts are just charged-off in accordance with your charge-off policy for credit cards. To the extent that your allowance considers interest or fee revenues that are not expected to be collected, please clarify your disclosures in future filings to make this more clear and discuss in more detail how your allowance methodology captures the fee and interest component.

Note 7 – Credit Card Securitization Activities, page 111

5. We note your disclosure that in January 2010, even though you were not contractually obligated to do so, you increased the size of the Class D note and Series 2009-CE

certificate to further support the more senior securities of the trust. Please tell us and disclose in future filings the effects, and potential future effects, to the Company of providing this additional support to the trusts.

Note 21 – Litigation, page 135

6. We note your disclosure on page 136 regarding your belief that the Company cannot predict "with certainty" the loss or range of loss, if any, related to the Company's litigation matters. It appears your threshold for disclosure is whether you can estimate "with certainty" what the eventual outcome of the pending matters will be. We do not believe that this criteria is consistent with the guidance in ASC 450. ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.   Please revise your disclosures beginning in your Form 10-Q for the first quarter to include all of the disclosures required by paragraphs 3-5 of ASC 450-20-50. To the extent that you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

Note 24 – Segment Disclosures, page 145

7. We note that your Direct Banking reportable segment includes credit cards, student loans, personal loans and deposit products.   Given the different products and services offered, and different types of customers (consumer versus business credit cards), please help us understand how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations at this level.   As part of your response, please tell us what your operating segments are and if you are aggregating operating segments pursuant to ASC Topic 280-10-50-11.

8. Please tell us, and provide in future filings, the disclosures required by ASC Topic 280-10-50-40 about the revenues from external customers for each product and service or group of similar products and services, or tell us why it is impracticable to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

David W. Nelms
Discover Financial Services
March 29, 2011
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202) 551-3851 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Stephanie Hunsaker
Senior Assistant Chief
Accountant